SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

HOTH THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

44148G 10 5

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No. 44148G 10 5

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matthew Eitner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 785,020(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 785,020(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 785,020(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.75% (based on 10,119,844 shares outstanding as of December 31, 2019)
12	TYPE OF REPORTING PERSON IN

(1)

Represents (i) 765,000 shares of common stock held by Mr. Eitner, (ii) 1,084 shares of common stock held by Mr. Eitner as UTMA custodian for Brynn E. Eitner, (iii) 2,050 shares of common stock held by Mr. Eitner as UTMA custodian for Luke S. Eitner, (iv) 2,035 shares of common stock held by Mr. Eitner as UTMA custodian for Matthew J. Eitner, (v) 3,750 shares of common stock underlying warrants to purchase common stock held by Mr. Eitner and (vi) 11,101 shares held by Matthew D. Eitner SEP IRA (the “Eitner IRA”). Mr. Eitner is Trustee of the Eitner IRA, and, in such capacity, has the right to vote and dispose of the securities held by the Eitner IRA. Matthew Eitner is the Chief Executive Officer of Laidlaw & Company (UK) Ltd. Matthew Eitner disclaims beneficial ownership of the securities owned by Laidlaw & Company (UK) Ltd. and Laidlaw Holdings Ltd.

Item 1(a).	Name of Issuer:

Hoth Therapeutics, Inc., a Nevada corporation (“Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

1 Rockefeller Plaza, Suite 1039, New York, NY 10020.

Item 2(a).	Name of Person Filing.

The statement is filed on behalf of Matthew Eitner (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if None, Residence.

521 Fifth Avenue, 12th Floor, New York, NY 10175

Item 2(c).	Citizenship.

The Reporting Person is a citizen of the United States.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.0001.

Item 2(e).	CUSIP Number.

44148G 10 5

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a

(a) ☒ Broker or dealer registered under section 15 of the Act.

Item 4.	Ownership.

(a) Amount beneficially owned: 785,020(1)

(b) Percent of class: 7.75% (based on 10,119,844 shares of common stock outstanding as of December 31, 2019)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 785,020(1)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 785,020(1)

(iv) Shared power to dispose or to direct the disposition of: 0

(1)

Represents (i) 765,000 shares of common stock held by Mr. Eitner, (ii) 1,084 shares of common stock held by Mr. Eitner as UTMA custodian for Brynn E. Eitner, (iii) 2,050 shares of common stock held by Mr. Eitner as UTMA custodian for Luke S. Eitner, (iv) 2,035 shares of common stock held by Mr. Eitner as UTMA custodian for Matthew J. Eitner, (v) 3,750 shares of common stock underlying warrants to purchase common stock held by Mr. Eitner and (vi) 11,101 shares held by the Matthew D. Eitner SEP IRA (the “Eitner IRA”). Mr. Eitner is Trustee of the Eitner IRA, and, in such capacity, has the right to vote and dispose of the securities held by the Eitner IRA. Matthew Eitner is the Chief Executive Officer of Laidlaw & Company (UK) Ltd. Matthew Eitner disclaims beneficial ownership of the securities owned by Laidlaw & Company (UK) Ltd. and Laidlaw Holdings Ltd.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Matthew Eitner

Date: March 4, 2020	/s/ Matthew Eitner
Matthew Eitner

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